

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2020

Ben Kaplan
Chief Executive Officer
Ehave, Inc.
18851 NE 29th Ave., Suite 700
Aventura, FL 33180

       Re: Ehave, Inc.
           Offering Statement on Form 1-A
           File No. 024-11336
           Filed October 6, 2020

Dear Mr. Kaplan:

      Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your financial statements do not meet the updating requirements of Part F/S of Form 1-A.

      We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

      Please contact Jan Woo, Legal Branch Chief, at (202) 551-3453 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Technology

cc: Jonathan Leinwand, Esq.